Mail Stop 3561

March 17, 2009

Glenn R. Jennings
Chief Executive Officer
Delta Natural Gas Company, Inc.
3617 Lexington Road
Winchester, Kentucky 40391

> **Re: Delta Natural Gas Company, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **August 29, 2008**
> **Definitive Proxy Statement**
> **October 8, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **November 7, 2008**
> **File No. 000-08788**

Dear Mr. Jennings:

  We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your website does not appear to include all of the section 16 forms that have been filed within the last 12 months with respect to your equity securities nor is there a hyperlink clearly captioned that leads directly to such section 16 forms or a list of them. Please

revise your website accordingly. See Securities Exchange Act Section 16(a), Securities Exchange Act Rule 16a-3(k), and Securities Release 33-8230 (May 7, 2003).

Form 10-K for the Fiscal Year Ended June 30, 2008

Business, page 2

2. We note that you operate through two segments, but in several instances your disclosure does not appear to indicate the segment to which the discussion applies. For example, your disclosure on pages two and three under the subheading "Distribution and Transmission of Natural Gas" appears to include elements that apply to both segments, but there is no definitive indication as to which segment each portion of the discussion relates. Please revise.

3. We note that there appears to be little to no discussion regarding the business of your wholly owned subsidiary, Enpro, Inc. and how that business impacts your non-regulated segment. To the extent material, please revise your discussion to address the elements of Enpro's business as they apply to your non-regulated segment. See Item 101(c) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

4. We note that in the eighth paragraph on page two you make reference to experiencing a trend of declining customer usage due to conservation and efficiency, but you provide no assessment of the potential impact of this trend. We also note that this trend is referenced on page 12 of your Form 10-Q for the quarterly period ended September 30, 2008, but no further assessment is provided. Further, we note that no additional trends are identified. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. When a trend is identified, please note your discussion should include an assessment of whether the trend will have, or is reasonably likely to have, a material impact on your liquidity, capital resources or results of operations. For additional guidance please refer to SEC Releases 33-6835 (May 18, 1989), 33-8056 (January 22, 2002), and 33-8350 (December 19, 2003).

Results of Operations, page 20

5. Your disclosure under the subheadings "Operations and Maintenance" and "Depreciation and Amortization" on page 22 appears to be in reference to financial information set forth in your Consolidated Statements of Income, but the disclosure includes no such reference nor does it provide the fiscal years to which the information applies. Please revise. See Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations, Securities Act Release No. 8056, Part II (January 22, 2002).

Glenn R. Jennings
Delta Natural Gas Company, Inc.
March 17, 2009
Page 3

Item 9A. Controls and Procedures, page 23

6. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer, concluded that [your disclosure] controls and procedures are effective in providing reasonable assurance that the information requiring disclosure is recorded, processed, summarized, and reported within the time frame specified by the SEC's rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Definitive Proxy Statement

Compensation Discussion and Analysis, page 15

7. We note your disclosure in the first full paragraph on page 16 that you consider "employment market information provided by compensation consultants", among other things, in establishing salaries for your executive officers. If you engage in benchmarking in setting this amount, please identify the benchmark and its components, including component companies. See Items 402(b)(1)(v) and 402(b)(2)(xiv) of Regulation S-K.

Retirement Benefits, page 19

8. We note your disclosure on page 20 regarding the supplemental retirement agreement with Mr. Jennings. Please discuss, with a view towards disclosure, how this element of Mr. Jennings' compensation fits into your overall compensation objectives and how it affects decisions regarding other compensation elements paid to Mr. Jennings or any of your other executive officers. See Item 402(b)(1)(vi) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 20

9. We note your disclosure regarding change in control agreements with your executive officers and the termination provisions of Mr. Jennings' employment agreement. Please revise to explain why you structured the material terms and payment provisions of these change in control and termination arrangements as you did. See Item 402(b)(1)(vi) of Regulation S-K and Staff Observations in the Review of Executive Compensation Disclosure(http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm) (October 9, 2007).

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director